SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 March 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 16 March 2020 re: Director Declaration

16 March 2020

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14

In accordance with Listing Rule 9.6.14R, Lloyds Banking Group plc announces that ING Groep N.V. ("ING") will propose, at its Annual General Meeting ("AGM") on 28 April 2020, the appointment of Juan Colombás, Executive Director and Chief Operating Officer of Lloyds Banking Group, to ING's Supervisory Board. Subject to his election at the AGM, Juan's appointment will take effect from 1 October 2020. The appointment is subject to approval by the European Central Bank. ING is listed on the Amsterdam and Brussels Stock Exchanges and the New York Stock Exchange, where its shares are listed in the form of American Depositary Receipts.

As announced on 31 October 2019, Juan plans to retire from Lloyds Banking Group in July 2020.

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 March 2020